
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2014

Via E-mail
Mr. Donald K. Daniel
Senior Vice President and Controller
National HealthCare Corporation
100 E. Vine Street
Murfreeboro, Tennessee 37130

> Re: **National HealthCare Corporation**
> **Form 10-K for Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-13489**

Dear Mr. Daniel:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director